SICHENZIA ROSS FRIEDMAN FERENCE LLP

                  1065 Avenue of the Americas  New York  NY 10018
                 Tel 212 930 9700 Fax 212 930 9725  www.srff.com

                                                              May 26, 2005

Mara L. Ransom, Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Mail Stop 03-03

         Re:   REII Incorporated
               Information Statement Pursuant to Section 14(f) of the
                  Securities Exchange Act of 1934 and Rule 14f-1 thereunder
               Filed May 16, 2005
               File No. 5-80704


Dear Ms. Ransom:

         This firm represents REII Incorporated (the "Company") in the above-referenced matter. Enclosed for filing is the Company's amended Information Statement and amended Schedule 13D for filing. Below, please find our responses to your May 20, 2005 comment letter:

1. Please revise to describe the amount and source of consideration used to effect the change of control transaction. See Item 6(e) of Schedule 1 4A.

         Response

         We have revised the Information Statement to describe the amount and source of consideration used to effect the change of control transaction.

2. We note your indication that the "information contained in this Information Statement concerning each person for [y]our Board of Directors has been furnished to [you] by each individual, and [you] assume no responsibility for the accuracy, completeness or fairness of any of that information." Disclaimers regarding the accuracy or completeness of information reported are inappropriate. Please revise to remove this disclaimer.

         Response

         We have revised the information statement to remove the disclaimer.

         Security Ownership of Certain Beneficial Owners and Management, page 2

3. In the future, please note that the footnotes to the beneficial ownership table should identify the natural person who controls, i.e.

         voting or investment power, the stock owned by entities listed in the table. See Exchange Act Rule 13d-3. Your disclosure as to the fact that Daniel Ollech is a director and owner of 33% of Livorno Investments Ltd. does not provide enough information as to whether Mr. Ollech or anyone else has control over the common stock owned by Livorno Investments Ltd.

         Response

         We have revised the information statement to provide additional information. As note, there are three equal owners who act as directors, so there is no one individual who has control over the common stock owned by Livorno Investments Ltd. Please note, in Brazil the term director denotes an executive officer.

Shareholder Communications, page 4

4. Please revise to ensure that you have provided all of the information required pursuant to Item 7(d) of Schedule 14A, including information regarding the lack of a nominating committee procedures and shareholder communications, or tell us why you do not believe additional information is required. We note that you indicate that the Company's Board of Directors currently performs the functions of audit, nominating and compensation committees. For purposes of disclosure required pursuant to Item 7(d)(2)(ii), see the Instruction which indicates that the term "nominating committee" includes groups of directors fulfilling the role of a nominating committee. Accordingly, please disclose whether or not you have a charter, pursuant to Item 7(d)(2)(ii)(A) and (B) of Schedule 14A. Disclose whether or not the members of your nominating committee are independent pursuant to Item 7(d)(2)(ii)(C) and (D). Note that even where the company does not have any defined policy or procedures for the nomination of directors and shareholder recommendations, provide the basis for the board's apparent view that it is appropriate not to have a policy regarding the consideration of director candidates recommended by security holders. See Item 7(d)(2)(ii)(F) of Schedule 14A. Also, describe the procedures to be followed by security holders in submitting director nominations, in accordance with Item 7(d)(2)(ii)(G) of Schedule 14A. Please also provide the disclosure required pursuant to Item 7(d)(2)(ii)(I) and (J) of Schedule 14A.

         Response

         After further discussions with the Company, we have revised the Information Statement to indicate that the Board of Directors does not perform the function of the nominating committee and have provided additional disclosure in accordance with Item 7.

                         SCHEDULE 13D FILED MAY 17, 2005

5. Please be advised that where the statement on Schedule 13D is filed by a corporation, the information called for by Items 2-6 must be given with respect to each executive officer and director and/or controlling person of the corporation. See Instruction C to Schedule 13D. We note that Livorno Investments Ltd. is the filing person on this Schedule 13D and it does not appear that the information required pursuant to Instruction C has been provided. Please revise to provide this information.

         Response

         We have revised the Schedule 13D to provide the information called for by Items 2-6 with respect to each executive officer and director and/or controlling person of the corporation.

                         SCHEDULE 13D FILED MAY 17, 2005

6. While we appreciate that you may not be counsel to the reporting person and, therefore, not responsible for ensuring that the reporting person complies with the reporting obligations under Section 13, if possible, please ensure that a final amendment reflecting the sale of shares is reflected and that appropriate disclosure as to the date by which the reporting person ceased to be the beneficial owner of more than 5% is made pursuant to Item 5 of Schedule 13D.

         Response

         We have notified counsel to the reporting person with respect to your comment and counsel has informed us that his client will comply with the reporting obligations under Section 13.


                                                       ***

         Should you have any further questions, please do not hesitate to contact the undersigned at 646-810-2179

                                   Sincerely,

                                   /s/Yoel Goldfeder

                                   Yoel Goldfeder



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